Exhibit 12.1

CONE Midstream

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2016

	Nine Months Ended September 30, 2016	Twelve Months Ended December 31,
(Dollars in thousands)		2015	2014	2013	2012
Net income, gross	$98,142	$115,531	$64,827	$28,124	$19,944
Fixed charges, as shown below	3,038	3,902	2,224	827	665
Amortization of capitalized interest	—	—	—	—	—
Equity in income of investees, net of distributions	—	—	—	—	—
Interest capitalized	—	—	—	—	—
Noncontrolling Interest	(26,505)	(44,284)	(7,858)	—	—

Adjusted Earnings, gross	$74,675	$75,149	$59,193	$28,951	$20,609

Fixed Charges:
Interest on indebtedness, expensed or capitalized	1,105	835	24	—	—
Interest within rent expense	1,933	3,067	2,200	827	665

Total Fixed Charges	3,038	3,902	2,224	827	665

Ratio of Earnings to Fixed Charges, gross	24.6	19.3	26.6	35.0	31.0